Exhibit 99.1

TechFaith Enters Agreement to Sell Wholly-Owned Subsidiary

Beijing, China, July 12, 2018 — China TechFaith Wireless Communication Technology Limited (NASDAQ:CNTF) (“TechFaith” or the “Company”) today announced that Techfaith Wireless Technology Group Limited (“TechFaith Wireless”), a wholly-owned subsidiary of the Company, has entered into a share purchase agreement (the “Agreement”) with an unrelated third party, pursuant to which TechFaith Wireless will sell its 100% ownership in Charm Faith Limited, a wholly-owned subsidiary of TechFaith Wireless, for a total consideration of RMB710 million, subject to certain price adjustment mechanisms and a detailed installment payment schedule. The installment payments and consummation of the transaction pursuant to the Agreement are subject to satisfaction of certain project milestones and closing conditions. Through its wholly-owned subsidiary located in China, Charm Faith Limited owns a project including 3 already constructed buildings and 4 buildings under construction. TechFaith expects to use the proceeds from the sale for general corporate purposes, further development of its ruggedized smart devices business and the reinvestment into new office space development opportunities.

About TechFaith

TechFaith (NASDAQ:CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,”“expects,”“anticipates,”“future,”“intends,”“plans,”“believes,”“estimates,”“confident,”“outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com